Sierchio & Company, LLP

New York City	Chatham Center

Please Reply to: Joseph Sierchio

Telephone: (212) 246-3030

E-mail: jsierchio@usandseclaw.com

February 8, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 2054

Re:	Janus Resources, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 30, 2011 (the “Form 10-K”)
File No. 0-30156

Dear Mr. Schwall,

We serve as counsel to the Company and have been requested to respond to the comment letter the Company received from the U.S. Securities and Exchange Commission the dated December 29, 2011 (the “Comment Letter”), regarding the Form 10-K. Please be advised that the Company will file a complete response to the Comment Letter by February 17, 2012

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio